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CONTACT:

DAMARK International, Inc.
Mark A. Cohn
Chief Executive Officer
612/531-4500
www.damark.com

FOR IMMEDIATE RELEASE

      DAMARK DECLARES DIVIDEND DISTRIBUTION OF PREFERRED SHARE PURCHASE RIGHTS


     MINNEAPOLIS, April 17, 1998 -- DAMARK International, Inc. (NASDAQ: DMRK) The Board of Directors of DAMARK has declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of DAMARK Class A Common Stock. The dividend distribution will be made on May 1, 1998 payable to shareholders of record on that date. The Rights will expire on May 1, 2008. The Rights distribution is not taxable to shareholders.


     Mark A. Cohn, Chairman and Chief Executive Officer of DAMARK explained, "The purpose of the distribution of these Rights is to assure that all DAMARK shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and any other abusive tactic to gain control of DAMARK without paying all shareholders a control premium. These Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover."


     The Rights become exercisable upon the occurrence of certain events including the acquisition of 20% or more of DAMARK Class A Common Stock. Each Right will entitle shareholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $65.


     If DAMARK is acquired in merger or other business combination transaction after a person has acquired 20% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 20% or more of DAMARK outstanding common stock, each Right will entitle its holder (other than such acquiring group) to purchase, at the Right's then-current exercise price, a number of DAMARK common shares having a market value of twice such price. Following the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock and prior to an acquisition of 50% or more of the Class A Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such acquiring person or group), in whole or in part for the number of shares of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right as could be purchased at the then-current exercise price. Prior to the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.


     DAMARK International, Inc., headquartered in Minneapolis, is an integrated relationship marketer providing consumers with a range of tailored products and services branded under DAMARK-owned nameplates and the nameplates of other consumer marketers. DAMARK's programs, products and services are offered through direct mail and telemarketing channels. The Company offers a variety of membership clubs which provide members with discounts on travel, hospitality and entertainment as well as retail, health and fitness and other convenience needs. As of March 28, 1998, over 1.4 million consumers belong to a DAMARK managed membership program. In addition, brand-name, value-priced merchandise is sold through catalogs in six broad categories: computers, home office, consumer electronics, home decor, home improvements and sports/fitness.


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